Filed pursuant to Rule 433(d)
Registration Nos. 333-123161, 333-123161-01 and 333-123161-02
(Pursuant to Rule 429, also Registration
Nos. 333-117261, 333-117261-01 and 333-117261-02 and
Nos. 333-108200, 333-108200-01 and 333-108200-02)
Reinsurance Group of America, Incorporated
(NYSE Symbol: RGA)

Securities:	6.75% Junior Subordinated Debentures due 2065
Registration:	Registered with the SEC
Amount:	$400,000,000
CUSIP:	759351 AE 9
Ratings:	Moody’s: Baa3 (stable); S&P: BBB- (outlook negative); AM Best: bbb (outlook negative)*
Maturity Date:	December 15, 2065

Fixed Rate Period:	6.75% semi-annually in arrears until December 15, 2015, payable on June 15 and December 15, commencing June 15, 2006, subject to Company’s right to defer

Floating Rate Period:	From December 15, 2015, at a floating rate of 3-month LIBOR plus a margin of 266.5 basis points, payable quarterly in arrears on March 15, June 15, September 15 and December 15, subject to Company’s right to defer
Redemption at Par: First call date of December 15, 2015 and thereafter
Make-Whole Call for Tax Event: Discounted present value of Treasury plus 50 basis points
Make-Whole Call for Other Reason: Discounted present value of Treasury plus 35 basis points
Public Offering Price:            99.660%
10-Year Treasury Rate:            4.567%
Reoffer Spread:            223 basis points
Reoffer Yield:            6.797%
Underwriting Discount:            1.0%
Net Proceeds before expenses to RGA: $394,640,000
Settlement: December 8, 2005 (T+3) closing date
Selling concession: 0.5%
Bookrunners: Morgan Stanley (billing and delivery) and Lehman Brothers
Allocation:

Principal Amount
Morgan Stanley & Co. Incorporated	$240,000,000
Lehman Brothers Inc.	160,000,000

Total	$400,000,000
*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the debentures should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
The issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated December 5, 2005 and an attached prospectus dated March 22, 2005) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).
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